[Merrill Lynch Letterhead]
April 11, 2008
Michelle Roberts, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Definitive Proxy Statement filed by MLIG Variable Insurance Trust on April 11, 2008 (the “Proxy Statement”)
     Dear Ms. Roberts:
     MLIG Variable Insurance Trust (the “Trust”), in connection with the submission of the Trust’s above-referenced Proxy Statement (the “Filing”), hereby acknowledges that:
•	the Trust is responsible for the adequacy and accuracy of the disclosure in the Filing;
•	SEC staff comments or changes to disclosure in response to SEC staff comments in the Filing do not foreclose the SEC from taking any action with respect to the Filing; and
•	the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

MLIG Variable Insurance Trust
By:	/s/ Barry G. Skolnick
	Name:	Barry G. Skolnick
	Title:	Secretary, MLIG Variable Insurance Trust